07054943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Liquor Barn Income Fund
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Liquor Stores Income Fund
(Name of Person(s) Furnishing Form)\

Trust Units
(Title of Class of Subject Securities)

53635C 10 5
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

April 10, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- *Letter to Shareholders
- *Offer to Purchase and Circular, dated April 10, 2007 (the "Circular")
- *Letter of Acceptance and Transmittal
- Notice of Extension, dated May 14, 2007

Item 2. Informational Legends

See page (iii) of the Circular.

---

*Previously furnished.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

May 14, 2007

LIQUOR STORES INCOME FUND

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding trust units of

LIQUOR BARN INCOME FUND

on the basis of 0.53 of a trust unit of Liquor Stores Income Fund for each trust unit of Liquor Barn Income Fund (subject to adjustment as provided in the Circular)

Liquor Stores Income Fund ("**Liquor Stores Fund**" or the "**Offeror**") hereby gives notice that it has amended its offer to purchase all of the outstanding trust units ("**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn Fund**") (including Liquor Barn Units that may become outstanding after the date of the original offer dated April 10, 2007 ("**Original Offer**") upon the exercise of options, warrants or other conversion or exchange rights) by **extending the Expiry Time from 10:00 p.m. (Edmonton time) on May 17, 2007 to 10:00 p.m. (Edmonton time) on May 28, 2007.** The Original Offer, as varied in the manner described in this Notice of Extension, is referred to herein as the "**Offer**". Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Original Offer and accompanying Circular, as amended by this Notice of Extension. Liquor Barn Unitholders should read the Original Offer, the Circular and this Notice of Extension in their entirety. **Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and the Circular, and the related Letter of Acceptance and Transmittal, continue to be applicable in all respects to the Offer.**

THE OFFER HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL 10:00 P.M. (EDMONTON TIME) ON MAY 28, 2007, UNLESS THE OFFER IS FURTHER EXTENDED, VARIED OR WITHDRAWN.

The Liquor Stores Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LIQ.UN". The Liquor Barn Units are listed and posted for trading on the TSX under the symbol "LBN.UN". The closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on April 9, 2007, the last trading day prior to the announcement of the Offer, were $21.33 and $8.40, respectively. The closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on May 14, 2007 were $21.45 and $11.21, respectively.

THE OFFER REPRESENTS A PREMIUM OF APPROXIMATELY 35.7% BASED ON THE VOLUME WEIGHTED AVERAGE TRADING PRICES OF THE LIQUOR STORES UNITS AND THE LIQUOR BARN UNITS ON THE TSX FOR THE 20 TRADING DAYS ENDED APRIL 9, 2007. BASED ON THE MAY 14, 2007 CLOSING PRICE OF THE LIQUOR STORES UNITS ON THE TSX, THE OFFER CURRENTLY VALUES THE LIQUOR BARN UNITS AT $11.37, WHICH REPRESENTS A PREMIUM OF 35.3% OR $2.97 ABOVE THE CLOSING PRICE OF THE LIQUOR BARN UNITS OF $8.40 ON THE TSX ON APRIL 9, 2007.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

INFORMATION FOR U.S. LIQUOR BARN UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer and the Merger are made for the securities of a Canadian trust. The Offer and the Merger are subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in the Offer and Circular, or incorporated by reference therein, as well as financial statements of Liquor Barn Fund, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn Unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP may be residents of a foreign country.

Liquor Barn Unitholders in the U.S. may not be able to sue the Offeror or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP, in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP to subject themselves to a U.S. court's judgment.

Liquor Barn Unitholders in the U.S. should be aware that the Offeror may purchase Liquor Barn Units otherwise than under the Offer, such as in open market or privately negotiated purchases.

Liquor Stores Units offered pursuant to the Offer and the Merger are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Liquor Stores Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Liquor Stores Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or another exemption, or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. Ineligible Liquor Barn Unitholders who would otherwise receive Liquor Stores Units in exchange for their Liquor Barn Units may, at the sole discretion of the Offeror, have such Liquor Stores Units issued on their behalf to a selling agent, which shall, as agent for such Liquor Barn Unitholders, sell such Liquor Stores Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Liquor Barn Unitholders.

Liquor Barn Unitholders should be aware that Liquor Stores Units issued pursuant to the Offer and the Merger will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that Liquor Barn Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of Liquor Barn Units under the Offer and the redemption or transfer of Liquor Barn Units under the Offer and the Merger may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. Liquor Barn Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Liquor Stores Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular, and in certain documents incorporated by reference therein, are forward-looking statements, which reflect Liquor Stores GP management's current beliefs and expectations regarding the Offeror's and Liquor Stores LP's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Liquor Stores GP. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption or delay; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of Liquor Stores Fund including: the dependence of Liquor Stores Fund on the Company; unpredictability and potential volatility of the trading price of the Liquor Stores Units including the effect of market interest rates on the price of Liquor Stores Units; the nature of the Liquor Stores Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Liquor Stores Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to Liquor Stores Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts including those proposed in the 2006 Proposed Tax Changes; future sales of Liquor Stores Units by the holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; the right to approve certain material transactions by certain holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; investment eligibility of the Liquor Stores Units; the distribution of securities on redemption or termination of Liquor Stores Fund; and restrictions on non-resident Liquor Stores Unitholders and liquidity of Liquor Stores Units, among others. See Section 17 of the Circular, "Risk Factors". These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Liquor Stores GP's management believes to be reasonable assumptions, the Offeror and Liquor Stores GP cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date hereof, as of the date of the Original Offer and Circular or as of the date specified in the documents incorporated by reference therein, as applicable. Except as expressly otherwise required by law, neither the Offeror nor Liquor Stores GP assumes any obligation to update or revise such statements or any information contained herein or in the Original Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Liquor Stores GP may become aware of after the date of the Offer and Circular. Undue reliance should not be placed on forward-looking statements.

INFORMATION CONCERNING LIQUOR BARN FUND

As of the date hereof the Offeror has not had access to the non-public books and records of Liquor Barn Fund and the Offeror is not in a position to independently assess or verify the information in Liquor Barn Fund's publicly filed documents, including its financial statements. As a result, all historical information regarding Liquor Barn Fund contained in the Offer and Circular, including all Liquor Barn Fund financial information and all pro forma financial information reflecting the pro forma effects of a combination of Liquor Barn Fund and the Offeror derived in part from Liquor Barn Fund's financial information, has been derived by necessity from Liquor Barn Fund's public reports and securities filings. See Section 17 of the Circular, "Risk Factors – Verification of Liquor Barn Fund Information in the Offer and Circular".

DISCLAIMER

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of Liquor Stores Unitholders.

CURRENCY

In the Original Offer, the Circular and this Notice of Extension, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars and all references to "US dollars" or "US$" are to United States dollars.

NOTICE OF EXTENSION

May 14, 2007

TO: THE UNITHOLDERS OF LIQUOR BARN INCOME FUND

This Notice of Extension amends and supplements the Original Offer and the accompanying Circular. Except as otherwise set forth in this Notice of Extension, the information, terms and conditions of the Original Offer and Circular continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Original Offer and Circular, the provisions of which (as hereby supplemented) are incorporated herein by reference (except as amended herein). References to the "**Offer**" means the offer to purchase all of the outstanding trust units of Liquor Barn Fund (including any Liquor Barn Units that may become outstanding after the date of the Original Offer upon the exercise of options, warrants or other conversion or exchange rights), set out in the Original Offer and Circular, as supplemented and amended by this Notice of Extension.

1. EXTENSION OF THE OFFER

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from 10:00 p.m. (Edmonton time) on May 17, 2007 to **10:00 p.m. (Edmonton time) on May 28, 2007**. Accordingly, the definition of "**Expiry Date**" in the Original Offer has been amended to mean May 28, 2007 or such later date as may be fixed by the Offeror from time to time as provided in Section 5 of the Original Offer, "Extension, Variation or Change in the Offer".

2. CONDITIONS TO THE OFFER

The Offer remains subject to the conditions set forth in Section 4 of the Original Offer, "Conditions of the Offer".

3. RECENT DEVELOPMENTS

On April 10, 2007, the Offeror publicly announced and formally commenced the Offer. Following the announcement and commencement of the Offer, Liquor Barn Fund closed the Liquor Barn $8.40 Offering for aggregate gross proceeds of $33.4 million. Later that day, Liquor Barn Fund issued a press release in which it advised that the Liquor Barn Trustees unanimously recommended that Liquor Barn Unitholders reject the Offer and not tender their Liquor Barn Units to the Offer. Liquor Barn Fund also advised that it had retained TD Securities Inc. as its financial advisor.

On April 19, 2007, Liquor Barn Fund issued a press release announcing that the Liquor Barn Trustees had initiated a strategic review process to identify and consider strategic alternatives available to Liquor Barn Fund and that the Liquor Barn Trustees had adopted a unitholder rights plan agreement dated as of April 18, 2007 (the "**Rights Plan**") in response to the Offer. In the press release, the Liquor Barn Trustees reiterated that they continued to unanimously recommend that Liquor Barn Unitholders reject the Offer and not tender their Liquor Barn Units to the Offer. The press release confirmed that Liquor Barn Fund had engaged TD Securities Inc. as financial advisor to assist the Liquor Barn Trustees in evaluating the Offer and in conducting the strategic review process.

On April 25, 2007, the Liquor Barn Trustees filed a trustees' circular (the "**Liquor Barn Trustees' Circular**") and Liquor Barn Fund issued a press release announcing that the Liquor Barn Trustees unanimously recommended that Liquor Barn Unitholders reject the Offer and not tender their Liquor Barn Units to the Offer. Both the Liquor Barn Trustees' Circular and the press release advised that Liquor Barn Fund had established a data room for the purpose of providing information to interested parties and that numerous parties had signed confidentiality and standstill agreements with Liquor Barn Fund.

On April 27, 2007, the Offeror issued a press release announcing that four additional founding Liquor Barn Unitholders holding approximately 1.72% of the outstanding Liquor Barn Voting Units had entered into agreements pursuant to which they had agreed to support the Offer, with the result that eight founding Liquor Barn Unitholders holding an aggregate of approximately 7.5% of the outstanding Liquor Barn Voting Units had now formally agreed to support the Offer.

On May 1, 2007, the Offeror announced its 2007 first quarter financial results.

On May 7, 2007, the Offeror filed an application (the "**Rights Plan Application**") with the Alberta Securities Commission requesting an order that trading cease in respect of any securities issued, or to be issued, under or in connection with the Rights Plan.

On May 7, 2007, the Offeror issued a press release announcing that an additional founding Liquor Barn Unitholder holding approximately 0.56% of the outstanding Liquor Barn Voting Units had entered into an agreement pursuant to which it had agreed to support the Offer, with the result that nine founding Liquor Barn Unitholders holding an aggregate of approximately 8.1% of the outstanding Liquor Barn Voting Units had now formally agreed to support the Offer.

On May 10, 2007, counsel for the Offeror and Liquor Barn Fund attended a preliminary hearing before a panel at the Alberta Securities Commission to settle certain procedural matters relating to the Rights Plan Application.

On May 11, 2007, the Offeror issued a press release announcing that the Offeror and Liquor Barn Fund had agreed that Liquor Barn Fund would waive the application of its Rights Plan to the Offer in order to allow the Offeror to take up Liquor Barn Units deposited under the Offer on or after May 28, 2007 in consideration of the Offeror agreeing to extend the Expiry Date of the Offer from May 17, 2007 to May 28, 2007.

4. TAKE UP OF AND PAYMENT FOR DEPOSITED LIQUOR BARN UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for Liquor Barn Units duly and validly deposited pursuant to the Offer as described in Section 6 of the Original Offer, "Take Up of and Payment for Deposited Liquor Barn Units".

5. TIME FOR AND MANNER OF ACCEPTANCE

The Offer is now open for acceptance until 10:00 p.m. (Edmonton time) on May 28, 2007. As Liquor Barn Units are held solely through the book-entry system maintained by CDS, Liquor Barn Unitholders do not hold certificates representing their Liquor Barn Units and thus must contact their broker or other nominee for assistance in tendering. **Liquor Barn Unitholders who have validly deposited and not withdrawn their Liquor Barn Units to the Offer and made an Offer Election or a Merger Election need take no further action to accept the Offer.** The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in Section 3 of the Original Offer, "Manner of Acceptance".

6. RIGHT TO WITHDRAW DEPOSITED LIQUOR BARN UNITS

Liquor Barn Unitholders have the right to withdraw their Liquor Barn Units deposited to the Offer as described in Section 7 of the Original Offer, "Right to Withdraw Deposited Liquor Barn Units". The Offeror reserves the right to permit withdrawals of Liquor Barn Units deposited under the Offer other than as set forth in Section 7 of the Original Offer.

7. CONSEQUENTIAL AMENDMENTS

Consequential amendments to the Original Offer, the Circular and the Letter of Acceptance and Transmittal to reflect the contents of this Notice of Extension are deemed to be made where required.

8. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Liquor Barn Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the Liquor Barn Unitholders. However, such rights must be exercised within prescribed time limits. Liquor Barn Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Liquor Barn Unitholder. Liquor Barn Unitholders should accordingly also contact their broker or other nominee for assistance as required.

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of this Notice of Extension have been approved and the sending, communication or delivery thereof to the Liquor Barn Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Liquor Stores GP Inc. The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Liquor Barn Units subject to the Offer or the Liquor Stores Units.

DATED: May 14, 2007.

LIQUOR STORES INCOME FUND
By its attorney Liquor Stores GP Inc.

Per: (signed) Irv Kipnes
Chief Executive Officer

Per: (signed) Patrick deGrace
Vice-President, Finance and
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF LIQUOR STORES GP INC.

Per: (signed) Henry Bereznicki
Director

Per: (signed) David B. Margolus, Q.C.
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

Per: (signed) Irv Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

Per: (signed) Henry Bereznicki
President and Chief Executive Officer

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

Liquor Barn Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 9 of the Original Offer. Additional copies of this Notice of Extension, the Original Offer and the Circular may be obtained without charge on request from the Depositary.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has previously been filed by Liquor Stores Income Fund.

Any change in the name or address of the agent for service of process of Liquor Stores Income Fund shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 16, 2007.

LIQUOR STORES INCOME FUND
By: Liquor Stores GP Inc., its administrator

By:______________________________
Name: Patrick de Grace
Title: Vice President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1*	Newspaper advertisement
2.1*	Annual Information Form of Liquor Stores Income Fund dated March 30, 2007
2.2*	Comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of Liquor Stores Income Fund
2.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal year ended December 31, 2006
2.4*	Management Information Circular of Liquor Stores Income Fund dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders held on May 12, 2006
2.5*	Material Change Report, dated April 20, 2007
2.6*	Management Information Circular of Liquor Stores Income Fund dated April 11, 2007 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders to be held on May 15, 2007
2.7*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal quarter ended March 31, 2007
2.8*	Comparative financial statements for the quarter ended March 31, 2007 of Liquor Stores Income Fun

*Previously furnished.